BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

June 13, 2011

VIA EDGAR

Ms. Jessica Dickerson
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Form 10-K for the fiscal year ended June 30, 2010
Form 10-Q for the period ended March 31, 2011
File No. 0-51336

Dear Ms. Dickerson:

Reference is hereby made to the above filings for BEFUT International Co., Ltd.   We  acknowledge receipt of the comment letter from the Securities and Exchange Commission (the “Commission”) dated June 9, 2011 (the “Comment Letter”).  We acknowledge and appreciate your confirmation to our legal counsel, Pryor Cashman LLP, on June 10, 2011, that the Commission has granted us an extension until July 8, 2011 to submit our responses to the Comment Letter.   As our legal counsel has conveyed to you, we are working through scheduling conflicts created by staffing issues between us and our auditor.  However, we expect to submit our responses to the Comment Letter on or prior to July 8, 2011.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me or our legal counsel Pryor Cashman LLP, Attn: Michael Peng, Esq. at 1-212-326-0141 or via fax at 1-212-798-6318, in case of any further comments or questions in this regard.

Very truly yours,

/s/ Hongbo Cao
Hongbo Cao
Chief Executive Officer